January 27, 2010

VIA EDGAR CORRESPONDENCE

Mr. Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, DC  20549

RE:	Continental Materials Corporation
File number 001-03834
Form 10-K for Fiscal Year Ended January 3, 2009

Dear Mr. O’Brien:

We are writing in response to your letter dated January 13, 2010, regarding Continental Materials Corporation’s Annual Report on Form 10-K for the fiscal year ended January 3, 2009.

To facilitate your review of our response, we are including your comments in boldface and italics, followed by our response.

Form 10-K for the year ended January 3, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

Critical Accounting Policies, page 20

Goodwill and Other Intangible Assets, page 20

1.              There is a concern that readers may not fully understand the basis for management’s conclusion that goodwill is in the Concrete, Aggregates and Construction Materials segment which has been reporting operating losses and decreasing sales year over year. Additionally, your market capitalization is approximately 65% less than the net carrying value of your assets. Given the materiality of the goodwill asset balance, please disclose in future filings how these factors were considered in your recoverability analysis. Quantify the amount of any assumed control premium and disclose the factors considered in deriving this estimate. For example, if the control premium was based on 2008 and 2009 merger transactions in your industry then that fact should be disclosed. See Section 501.14 of the Financial Reporting Codification. Additionally, to the extent this reporting unit is at risk of failing step one of the impairment test, in future filings, please disclose the following:

•                  The percentage by which fair value exceeded carrying value as of the most recent step-one test;

•                  A description of the key assumptions that drive fair value; and

•                  Provide a discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect.

RESPONSE: We have read and considered the comment in your letter of January 13, 2010 with regard to the goodwill of our Concrete, Aggregates and Construction Materials segment and the related disclosures as they pertained to our Form 10-K for the year ended January 3, 2009.

While we have previously explained our position that we do not believe that our market capitalization is indicative of the fair value of our business assets due to the closely held, thinly traded and other characteristics of our stock, we will discuss this topic in future filings.

In future filings we will discuss the key assumptions that drive fair value and provide a discussion of the uncertainty associated with those key assumptions and any potential events and/or circumstances that could have a negative effect. Additionally, we will disclose the percentage by which fair value exceeded carrying value as of the most recent step-one test.

We hope our response contained herein adequately addresses your questions.  Please feel free to call me at (312) 541-7222 if you require additional information or clarification of our responses.

Very truly yours,

/s/ Joseph J. Sum
Joseph J. Sum
Chief Financial Officer

cc:	James G. Gidwitz
Mark S. Nichter